Siddhi Acquisition Corp.

The Chrysler Building

405 Lexington Avenue

New York, New York 10174

                                    April 26, 2022

VIA EDGAR

Ms. Mary Beth Breslin

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	Siddhi Acquisition Corp.
Registration Statement on Form S-1
File No. 333-254631
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Siddhi Acquisition Corp. (the “Company”) hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-254631 (the “Form S-1 Registration Statement”), relating to the offering of the Company’s securities.

The Form S-1 Registration Statement was filed in connection with a proposed initial public offering of the Company’s Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-third of one warrant. The Company has determined that at this time it will not proceed with the registration and sale of the Units as contemplated in the Form S-1 Registration Statement. The Company has not offered or sold any units under the Form S-1 Registration Statement.

Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Form S-1 Registration Statement as soon as possible.

Sincerely,

SIDDHI ACQUISITION CORP.

By:	/s/ Amy Salerno
Name: Amy Salerno
Title: Chief Financial Officer